Management Discussion and Analysis for the
Six Months Ended February 28, 2006

This Management Discussion and Analysis of Sungold International Holdings Corp. (“Sungold” or the “Corporation”) provides analysis of the Corporation’s financial results for the second fiscal quarter and six months ended February 28, 2006. The following information should be read in conjunction with the unaudited consolidated financial statements for the six months ended February 26, 2006, and the audited financial statements for the year ended August 31, 2005 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

April 27, 2006

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., “the Corporation”, is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants in the aggregate amount of $21,852,097 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, and the SafeSpending™ Anonymous Internet Payment system.

The second quarter was extremely busy for the Corporation. During this period, the Corporation completed the Annual Financial Statements, the first quarter Interim Financial Statements, the Annual General Meeting (AGM) Notification, prepared the Form 20F Securities and Exchange Commission filing, and attended the annual University of Arizona Symposium on Racing & Gaming in Tucson, in addition to all the regular business activities.

At the same time, the Corporation continued to focus on its five strategic objectives: strengthening the management complement, finishing the software development of the Horsepower® World Pool system, marketing this product to licensed pari-mutuel wagering establishments, obtaining requisite legal approvals in the appropriate jurisdictions, and starting the software development of the SafeSpending™ Anonymous Internet Payment system.

During the second quarter ended February 28, 2006, in keeping with the first objective, the Corporation announced the appointment of Les Rankin and Murray Marshall to the Board of Directors for Horsepower Broadcasting Network (HBN) International Ltd.

Mr. Les Rankin has a very distinguished background in the horse racing industry with more than 25 years ownership in breeding and racing operations as well as having strong business relationships with race track owners and managers in Oklahoma and New Mexico. Additionally, he has worked as a lobbyist on multiple legislative matters in Washington, D.C. and as an advisor on health matters for Florida State Senator Rod Smith, a current candidate for Governor for the State of Florida. Mr. Rankin is Executive Director of Physicians First Practice Management directing multiple physician practices and business development activities for El Paso First Health Network and Thomason Hospital District, and he has also served on numerous local and national boards and agencies and currently resides in El Paso, Texas.

Mr. Murray Marshall is President and CEO of four Ontario based wineries and is also Chairman of the VQA Canada. His business experience, which extends back over the past 19 years, includes Joseph Seagram & Sons, Andrés Wines, the T.G. Bright Company and Colio Estate Wines. One of Mr. Marshall’s wineries, Diamond Estate Wines & Spirits was selected during the past year by industry leaders like Patrón Tequila (a brand distributed in Canada by Mr. Dan Aykroyd who has invested in Mr. Marshall’s companies), Kendall-Jackson and Long Flats (an Australian wine company) to be their agent of record. He has also been a successful owner and breeder of Standardbreds in his native Ontario, and has been a partner in several Thoroughbred racing stables as well.

The Horsepower Broadcasting Network (HBN) International Ltd. board now consists of Donald Harris, Larry Simpson, T. Keith Blackwell, Les Rankin and Murray Marshall

Furthermore, T. Keith Blackwell assumed the duties of Chief Executive Officer for Sungold International Holdings Corp. and Paul T. Coulter, Vice-President Administration, took on the office of Corporate Secretary from him.

The Horsepower® World Pool application has been designed to interface with the various pari-mutuel tote systems which are generally found at each Race Track and Off Track Betting (OTB) location. The software has, until now, been developed and tested using simulated interfaces with pari-mutuel tote systems. The current phase of development is to test these interfaces with an actual, installed tote system. Sungold has discussed these requirements with a major Tote supplier, and, as a result, the Horsepower® World Pool system has now successfully completed the first of 3 phases of this testing, with the results being positive and as expected.

The Corporation’s marketing efforts are a continuous process in North America and abroad. In this regard, Corporation representatives attended the University of Arizona Symposium on

Racing & Gaming in December, the Harness Tracks of America and Thoroughbred Racing Association Convention in Las Vegas during February and the International Racing Commissioners Annual Meeting in New Mexico in March.

Before operation, the Corporation must obtain requisite legal approvals for any jurisdiction within which it wishes to broadcast the game. These processes have been initiated and are ongoing, but since these requirements are outside of the direct control of the Corporation, it is still not possible to set a specific completion date. The Corporation is confident that the product marketing has increased awareness and general acceptance of the product and therefore indirectly made progress towards this objective in several parts of the world.

The Corporation’s subsidiary, SafeSpending Inc., is developing a product that is a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. SafeSpending Inc. intends to start the detailed development of this project after completing a significant financing agreement.

Overall, the Corporation considers that it has continued to make important progress in each of the areas of its five strategic objectives.

RESULTS OF OPERATIONS

The Corporation is still in the development stage and consequently, still had no revenue from operations during the second fiscal quarter. Therefore, the net loss is the same as the expenses. The Corporation had a net loss of $547,475 for the quarter ended February 28, 2006 or $0.0045 per share, compared to a net loss of $909,492 in 2004, or $0.0083 per share. The 2004 net loss included a $628,246 write-down of pre-development costs, so the loss from continuing operations was $281,246 or $0.0026 per share.

Increases in second quarter expenses over the prior year occurred principally in the accounts of Professional and Consulting fees, and Management Fees and Salaries which totaled $402,798 in 2006, compared to $119,878 in 2005. Of the total second quarter fees and salaries expense for 2006, $212,617 was paid in the form of shares at market value, instead of cash. The increase in cash expense over the prior year therefore, is only $70,303. At the end of February 2005, the Corporation had four consultants acting in a full time capacity and three directors. By the end of February 2006, the Corporation had seven directors, (including the Sungold and Horsepower boards), five employees and seven regular consultants.

Some economies were achieved in the expenses for Investor Relations, Travel and conference, and Office and miscellaneous, where current quarter expenses were less than the prior year’s quarter.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended February 28, 2006.

	02/28/06	11/30/05	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	547,475	272,961	426,966	273,000	281,246	240,904	238,916	359,425
Stock based compensation	-	-	138,535	-	-	-	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	628,246	-	-	-
Loss – Canadian GAAP	547,475	272,961	565,501	273,000	909,492	240,904	238,916	359,425
Deferred development costs	6,542	573	22,010	1,250	(626,506)	2,990	34,135	10,000
Foreign exchange adjustment – US GAAP	(793)	8	14,982	(7,396)	23,599	24	584	238
Loss – US GAAP	553,224	273,542	602,493	266,854	306,585	243,918	273,635	369,663
Loss per share – Canadian GAAP	0.0044	0.0023	0.0051	0.0025	0.0083	0.0023	0.0026	0.0040
Loss per share – US GAAP	0.0045	0.0023	0.0054	0.0024	0.0028	0.0023	0.0030	0.0042
Weighted average number of shares	123,762,832	120,844,975	111,579,338	109,446,041	108,914,944	105,229,494	92,239,057	89,877,514
Total Assets	879,001	866,034	928,938	1,048,763	1,026,480	1,661,926	1,592,034	1,328,945
Total long-term financial liabilities	10,493	12,163	14,519	19,977	-	-	-	-
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended February 28, 2006, the Corporation had a net working capital deficiency of $179,996 and Cash and GST receivable of $62,785 as compared to a working capital surplus of $1,936 and Cash and GST receivable of $156,103 in 2005.

During the second fiscal quarter ended February 28, 2006, the Corporation issued 3,207,769 private placement shares for $606,858 to provide working capital and pay for services, resulting in an average share price of $0.19.

In the interval from March 1, 2006, to this report date, April 27, 2006, the Corporation has raised $53,503 from the issue of 460,350 private placement units, mostly from the exercise of options, at an average price of $0.12 per share. As a result, the cash and working capital positions have improved since August 31, 2005 and November 30, 2005.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the operating expenses. The Corporation will require further financing to continue its business operations

The Corporation has a planned operating budget of $1,500,000 for the fiscal year ending August 31, 2006. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2006, and will be required to raise additional funds through equity financing. As a result, the Corporation is currently holding discussions with private fund managers to recruit equity investment capital for its current and future working capital and project development requirements. There is currently no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s principal capital expenditures consist of the following.

  The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent and trademarks. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $200,000.

  Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs are included in the above installation and operating budget of $200,000.

  The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $300,000 to this project over the 2006 calendar year.

OFF BALANCE SHEET ARRANGEMENTS

As of April 27, 2006, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the second quarter, with comparatives for the prior year:

a) Consulting fees paid and expensed in the income statement

Related Party	2nd Qtr Ended Feb 28, 2006 $	2nd Qtr Ended Feb 28, 2005 $
Directors	1,400	11,094
Officers	49,729	31,572
Total	51,129	42,666

b) Salaries expensed in the income statement

Related Party	2nd Qtr Ended Feb 28, 2006 $	2nd Qtr Ended Feb 28, 2005 $
Directors	-	-
Officers	66,067	-
Total	66,067	-

c) Share capital compensation expensed

Related Party	2nd Qtr Ended Feb 28, 2006 $	2nd Qtr Ended Feb 28, 2005 $
Directors	-	-
Officers	178,047	-
Total	178,047	-

Combined Totals	295,243	42,666

d)	Consulting fees included in the expenses in this and prior periods and outstanding as payable to related parties at the quarter end amounted to $62,029.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, GST input tax credits, accrued liabilities, loans and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 125,177,835 common shares issued and outstanding as of April 27, 2006, and commitments to issue 182,350 common shares for cash received, and 210,000 common shares for services to be provided, subsequent to February 28, 2006.

SUBSEQUENT EVENTS

Apart from matters already mentioned in this report, there are no other material subsequent events.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has a five-year exclusive license agreement with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation will be able to implement its business strategies and successfully develop any of the planned development projects or complete its projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $700,000 to meet its current operating budget for the fiscal year ending August 31, 2006. The Corporation has not yet secured this required financing. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results, which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Shares are Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common shares.

The Corporation’s Consolidated Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2005, the Corporation had an accumulated deficit of $20,618,381which increased to $21,438,817 as at February 28, 2006. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the

Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s interim consolidated financial statements for the period ending February 28, 2006.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the Canadian securities regulatory authorities, and the U.S. Securities and Exchange Commission and other regulatory authorities.